EXHIBIT 11.1

DUKE REALTY CORPORATION

RATIO OF EARNINGS TO COMBINED FIXED

CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands)

Nine Months Ended September 30, 2003

Net income from continuing operations less preferred dividends	$105,839
Preferred dividends	26,919
Earnings from land and depreciated property dispositions	(12,539)
Operating partnership minority interest	11,555
Interest expense	98,764
Earnings before fixed charges	$230,538

Interest expense	$98,764
Preferred dividends	26,919
Interest costs capitalized	5,006
Total fixed charges	$130,689

Ratio of earnings to combined fixed charges and preferred stock dividends	1.76